Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
The People’s Republic of China

August 20, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Winner Medical Group Inc.
Forms 10-K and 10-K/A for fiscal year ended September 30, 2009
Filed December 7, 2009 and August 12, 2010
File No. 001-34484

On behalf of Winner Medical Group Inc. (“Winner” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 19, 2010 providing the Staff’s comments with respect to the above referenced Forms 10-K and 10-K/A for fiscal year ended September 30, 2009.

We hereby again confirm that we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for fiscal year ended September 30, 2009

Consolidated Statements of Income and Comprehensive Income, Page F-4

1.
We note your response to prior comment 10.  Please revise future filings to disclose your accounting policy for foreign currency transactions gains and losses, including disclosure that you record such gains and losses as operating expenses.

Winner’s Response to Item 1

The Company notes the Staff’s comment and confirms that future filings will include the disclosure of the Company’s accounting policy for foreign currency transactions gains and losses, including disclosure that the Company records such gains and losses as operating expenses.

Form 10-K/A for fiscal year ended September 30, 2009

Item 9A. Controls and Procedures

2.
Please refer to prior comment 4.  Although we note the revisions made, Rule 12b-15 of the Exchange Act requires the inclusion of the complete text under each item in an amendment.  In this regard, please amend your filing to include the entire Item 9A of Form 10-K, including the narratives for the sections labeled “Disclosure Controls and Procedures,” “Management’s Report on Internal Control over Financial Reporting” and “Changes in Internal Controls over Financial Reporting.”

Winner’s Response to Item 2

The Company notes the Staff’s comment and has revised the disclosure in Form 10-K/A Amendment No. 2 to include the entire Item 9A of Form 10-K, including the narratives for the sections labeled “Disclosure Controls and Procedures,” “Management’s Report on Internal Control over Financial Reporting” and “Changes in Internal Controls over Financial Reporting.”

Please contact me at (01186–755) 28138888 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely, Winner Medical Group Inc.

By:	/s/ Jianquan Li
Jianquan Li
Chief Executive Officer